UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Vail Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

91879Q109

(CUSIP Number)

Charles G. Huber, Jr.

Corporate Vice President, General Counsel and Secretary

Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, Missouri 63101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 2 of 7

1.	NAMES OF REPORTING PERSONS:
Ralcorp Holdings, Inc. (Formerly known as New Ralcorp Holdings, Inc.)

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
43-1766315

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a.
b.

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

	7.	SOLE VOTING POWER : 7,554,406 (See Item 5)
NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0
OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 7,554,406 (See Item 5)
PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,554,406 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

20.6%, based on 36,736,325 shares outstanding as of September 26, 2005 as reported in the Issuer’s Form 10-K for the fiscal year ended July 31, 2005

14.	TYPE OF REPORTING PERSON* HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 3 of 7

1.	NAMES OF REPORTING PERSONS:
RH Financial Corporation

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

43-1790396

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a.
b.

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7.	SOLE VOTING POWER : 7,554,406 (See Item 5)
NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0
OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 7,554,406 (See Item 5)
PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,554,406 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

20.6%, based on 36,736,325 shares outstanding as of September 26, 2005 as reported in the Issuer’s Form 10-K for the fiscal year ended July 31, 2005

14.	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 4 of 7

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $.01 per share (the “Common Stock”) of Vail Resorts, Inc., a Delaware corporation (the “Issuer”), filed by Ralcorp Holdings, Inc., a Missouri corporation, formerly known as New Ralcorp Holdings, Inc., (“Ralcorp”), with the Securities and Exchange Commission on February 13, 1997, as amended by Amendment No. 1 to Schedule 13D filed by Ralcorp with the Securities and Exchange Commission on October 18, 2005 and Amendment No. 2 to Schedule 13D filed by Ralcorp and RH Financial Corporation with the Securities and Exchange Commission on November 2, 2005 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 3 is being made to reflect the final terms of the transactions entered into under the Forward Sale Agreement previously disclosed in Amendment No. 2, all as more fully described in Item 6 below. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by Ralcorp in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Shareholder Agreement and Termination Agreement

Since January 3, 1997, the Issuer, Apollo Ski Partners, L.P. (“Apollo”) and Ralcorp have been party to a shareholder agreement (the “Shareholder Agreement”) pursuant to which Apollo and Ralcorp were subject to voting agreements and had certain registration rights. The Shareholder Agreement was amended as of November 1, 1999. The Issuer, Apollo and Ralcorp entered into a Termination Agreement (the “Termination Agreement”) on October 5, 2004 terminating the Shareholder Agreement, except for certain demand and piggyback registration rights with respect to the Common Stock owned by Ralcorp and the indemnification provisions contained in the Shareholder Agreement which survive as described below.

Under the terminated Shareholder Agreement, the parties had agreed to cause the Board of Directors of the Issuer to consist of no more than twenty directors, with Ralcorp having the ability to nominate two directors for so long as it owned at least ten percent of the Issuer’s outstanding voting securities. Messrs. Micheletto and Stiritz were Ralcorp’s two nominees for directors. Pursuant to the terminated Shareholder Agreement, Apollo had agreed to vote in favor of the election of the two directors nominated by Ralcorp.

The terminated Shareholder Agreement subjected Ralcorp to a voting agreement with respect to actions taken by the Issuer’s Board of Directors. Among other things, Ralcorp agreed to vote (i) “for” all the nominees recommended by the Board of Directors, (ii) in accordance with the Board of Directors on all shareholder proposals and (iii) in the same proportion as all other shareholders (i.e., “for,” “against” and “abstain”) on all other matters, except that Ralcorp had full discretion on extraordinary events such as mergers or consolidations, sales of assets, creation of new stock with voting rights and changes in the Issuer’s charter or bylaws.

Under the terms of the terminated Shareholder Agreement, Ralcorp had agreed to certain restrictions on the resale of its shares of Common Stock. Ralcorp had agreed not to transfer or sell its shares of Common Stock without the prior approval of a majority of the Board of Directors, other than (i) to affiliates or Ralcorp stockholders, or (ii) pursuant to a demand or piggyback registration as allowed under the Shareholder

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 5 of 7

Agreement or (iii) to a transferee, provided the transferee would not own more than ten percent of the outstanding voting securities of the Issuer and agreed to be bound by the Shareholder Agreement.

Under the continuing provisions, Ralcorp has the right to effect one demand registration per twelve month period; provided that no demand registration may be made if the shares of Common Stock constitute less than 6% of the outstanding voting securities of the Issuer (or, if less, all of the shares of Common Stock owned by Ralcorp) or the demand is made within six months after the effective date of any other registration of voting securities of the Issuer under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). In addition, Ralcorp has the right to include the shares of Common Stock owned by it in any registration statement (other than the registration of securities in connection with a merger, acquisition, exchange offer or employee benefit plan maintained by the Issuer or its affiliates), filed by the Issuer or any other person, subject to cutback by the managing underwriter in certain specified circumstances. Such registration rights will survive until the later of:

•	the 18-month anniversary of the Termination Agreement; or
•	the date upon which a registration statement demanded by Ralcorp prior to the 18-month anniversary of the Termination Agreement is declared effective.

In addition, the Issuer, Ralcorp and Apollo have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in that respect.

The foregoing description of the Shareholder Agreement and Termination Agreement is qualified in its entirety by full text of such agreements, which are incorporated herein by reference and are filed as exhibits hereto.

Forward Sale Agreement and Pledge Agreement

RH Financial entered into a forward sale agreement (the “Forward Sale Agreement”) dated October 31, 2005 with Bank of America, N.A. (“Bank of America”) relating to two transactions of up to 890,000 each, or an aggregate of up to 1,780,000 shares (the “Hedged Shares”) of the Issuer’s Common Stock, subject to adjustment. On November 22, 2005, following the establishment of an initial hedge by the Bank of America in which it sold a number of shares equal to the Hedged Shares at a weighted average per share price of $34.5878 which established the floor price (the “Floor Price”) under the Forward Sale Agreement in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, using principles of best execution. In consideration of the Forward Sale Agreement, Bank of America paid RH Financial $50,518,214.34.

With respect to one transaction (“Tranche A”), RH Financial has agreed to deliver a number of shares of Common Stock on the third business day after November 22, 2010, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the Floor Price on November 22, 2010 – 890,000 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the Floor Price but less than or equal to $48.6650 (the “Tranche A Cap Price”) – a number of shares of Common Stock equal to the product of 890,000 shares multiplied by the quotient of the Floor Price divided by the stock price on November 22, 2010; or (iii) if the price of Issuer’s Common Stock is greater than the Tranche A Cap Price – a number of shares equal to 890,000 shares multiplied by 1 minus the quotient of (the excess of the Tranche A Cap Price over the Floor Price) divided by the stock price on November 22, 2010.

With respect to the other transaction (“Tranche B”), RH Financial has agreed to deliver a number of shares of Common Stock on the third business day after November 21, 2008, subject to early termination of the

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 6 of 7

contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the Floor Price on November 21, 2008 – 890,000 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the Floor Price but less than or equal to $42.3335 (the “Tranche B Cap Price” and together with the Tranche A Cap Price, the “Cap Prices”) – a number of shares of Common Stock equal to the product of 890,000 shares multiplied by the quotient of the Floor Price divided by the stock price on November 21, 2008; or (iii) if the price of Issuer’s Common Stock is greater than the Tranche B Cap Price – a number of shares equal to 890,000 shares multiplied by 1 minus the quotient of (the excess of the Tranche B Cap Price over the Floor Price) divided by the stock price on November 21, 2008.

The Floor Price and the Cap Prices are subject to adjustment for stock splits, reverse stock splits, spinoffs, mergers and similar events affecting the Issuer’s Common Stock, depending on the nature of the transaction. RH Financial may elect to retain ownership of the Hedged Shares and settle amounts owing under each transaction in cash. Each of the transactions is subject to early settlement and termination under certain circumstances.

Pursuant to a related Pledge Agreement dated October 31, 2005 between RH Financial and Bank of America, RH Financial has delivered and pledged the Hedged Shares to Bank of America as security for its obligations under the Forward Sale Agreement. Under the Pledge Agreement, unless an event of default or termination event has occurred and is continuing, RH Financial will continue to have the right to vote the Hedged Shares. Additionally, so long as no event of default has occurred and is continuing, RH Financial has the right to substitute cash or government securities for the Hedged Shares, subject to certain terms and conditions.

The foregoing description of the material provisions of the Forward Sale Agreement and Pledge Agreement is qualified in its entirety by full text of such agreements, which are incorporated herein by reference and are filed as exhibits hereto.

Other than the foregoing agreements and others described in filings made with the SEC by Ralcorp, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or, to the Reporting Persons’ knowledge, any of their directors or executive officers, or between such persons and any other person, with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description
99.1

Stock Purchase Agreement Among Vail Resorts, Inc., Ralcorp holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996. (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996.)

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997. (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997.)

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 7 of 7

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000.)

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004.)

99.5	Forward Sale Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A.
99.6

Pledge Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.6 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614).)

99.7

Joint Filing Agreement dated as of October 31, 2005 (Incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614).)

99.8	Supplemental Confirmation (Reference Number – 20378) by and between RH Financial Corporation and Bank of America, N.A.
99.9	Supplemental Confirmation (Reference Number – 20379) by and between RH Financial Corporation and Bank of America, N.A.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ralcorp Holdings, Inc.

November 30, 2005	/s/ Charles G. Huber, Jr.

Name:	Charles G. Huber, Jr.
Title:	Secretary

RH Financial Corporation

November 30, 2005	/s/ Charles G. Huber, Jr.

Name:	Charles G. Huber, Jr.
Title:	Secretary

Exhibit Index

Exhibit	Description
99.1

Stock Purchase Agreement Among Vail Resorts, Inc., Ralcorp holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996. (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996.)

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997. (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997.)

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000.)

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004.)

99.5	Forward Sale Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A.
99.6

Pledge Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.6 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614).)

99.7

Joint Filing Agreement dated as of October 31, 2005 (Incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614).)

99.8	Supplemental Confirmation (Reference Number – 20378) by and between RH Financial Corporation and Bank of America, N.A.
99.9	Supplemental Confirmation (Reference Number – 20379) by and between RH Financial Corporation and Bank of America, N.A.